Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                         Date: September 8, 2005


The following press release was issued by Public Storage on September 8, 2005:


NEWS RELEASE

Public Storage, Inc.
701 Western Avenue
Glendale, CA 91201-2349
www.publicstorage.com
--------------------------------------------------------------------------------
                            For Release:  Immediately
                            Date:         September 8, 2005
                            Contact:      Clemente Teng
                                          (818) 244-8080

                                          Joele Frank / Eric Brielmann
                                          Joele Frank, Wilkinson Brimmer Katcher
                                          (212) 355-4449


        PUBLIC STORAGE, INC. FILES MATERIALS ON PROPOSED SHURGARD MERGER

GLENDALE, CALIFORNIA -- Public Storage, Inc. (NYSE and PCX:PSA) announced today that it had filed additional materials with the SEC in connection with its previously announced proposal to acquire Shurgard Storage Centers, Inc. (NYSE:SHU).

The materials are available on Public Storage's web site at www.publicstorage.com under Corporate Information, Investor Relations, Shurgard Proposal (www.publicstorage.com/web/Corporateinformation/ShurgardProposal.aspx) and at the SEC's web site at www.sec.gov.

"We are more convinced than ever that the combination of Public Storage and Shurgard is clearly good for all Shurgard shareholders and are pleased to begin this new communication effort with Shurgard shareholders," said Ronald L. Havner, Jr., Chief Executive Officer of Public Storage. "Our proposal would provide Shurgard shareholders with a substantial immediate premium and the opportunity to participate in the long-term growth of the combined company. We are disappointed that Shurgard's Board continues to refuse to sit down with us to explore the potential of a mutually beneficial transaction, despite the overwhelmingly positive response from shareholders and analysts to our proposal. It remains our preference to work cooperatively with Shurgard to effectuate this transaction."

On August 1, 2005, PSA announced a proposal for the combination of PSA and SHU through a merger in which each share of SHU common stock would be exchanged for ..80 shares of PSA common stock. Based on PSA's close on Friday, July 29, 2005, the last day of trading prior to PSA's announcement, the proposed transaction represented a 14% premium to SHU's stock price.

The Company previously noted that Goldman, Sachs & Co. and Wachtell, Lipton, Rosen & Katz are serving as financial advisor and legal counsel, respectively, in connection with the proposed transaction.

COMPANY INFORMATION
-------------------

Public Storage, Inc. is a fully integrated, self-administered and self-managed real estate investment trust that primarily acquires, develops, owns and operates self-storage facilities. The Company's headquarters are located in Glendale, California. The Company's self-storage properties are located in 37 states. At June 30, 2005, the Company had interests in 1,480 storage facilities with approximately 90.6 million net rentable square feet (839,000 rentable units).

Additional information about Public Storage, Inc. and the proposal to Shurgard Storage Centers, Inc. are available on the Internet. The Company's web site is www.publicstorage.com.

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no guarantee that any transaction between Public Storage and Shurgard will occur or that shareholders of Public Storage or Shurgard will support such a transaction. For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

ADDITIONAL INFORMATION
----------------------

Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349,
Attention: Chief Legal Officer.

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